VIA EDGAR

January 2, 2025

Ms. Babette Cooper
Ms. Jennifer Monick
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street N.E.
Washington, D.C. 20549

Re: NewLake Capital Partners, Inc.
Form 10-K for the fiscal year ended December 31, 2023
Response dated September 3, 2024
File No. 000-56327

Dear Ms. Cooper and Ms. Monick:

NewLake Capital Partner, Inc. (the “Company”) submits this letter in response to the Staff’s comment letter dated December 17, 2024, regarding the above referenced filing. For ease of reference, the Company has repeated the Staff’s comment in bold text preceding the Company’s response.

SEC Comment:

Form 10-K for the fiscal year ended December 31, 2023
Notes to Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-10

1.We note your response to our prior comment 1 and the company’s position that it will not adjust its cash basis of accounting for leases in its portfolio until cannabis is federally legalized and regulatory uncertainty is alleviated. With a view towards enhanced disclosure, please describe in further detail the process the company performs at lease commencement and on an ongoing basis in assessing collectability of lease payments, including a description of all the factors the company considers in making its determination. As part of your discussion, please clarify whether the company views the federal regulatory uncertainty of the cannabis industry, including that cannabis remains illegal under federal law, as the single, determinative factor in its assessment of collectability of lease payments.

Company Response:

The Company acknowledges the Staff’s comment and notes that the collectability criteria for our operating leases is assessed quarterly on an individual basis, incorporating several financial metrics as further discussed below. In addition, the Company also monitors federal, and state regulatory
50 Locust Avenue, First Floor
New Canaan, CT 06840

environments given the impact of those environments on our tenants’ financial metrics. Specifically, the challenges of operating in the highly regulated and federally illegal cannabis industry may significantly impact our tenants' ability to maintain sustainable businesses, making it harder for them to fulfill their lease obligations. To account for the elevated risk, the Company’s leases are priced higher than traditional industrial or retail property leases.

Our leases typically have 15–20-year terms with yields of around 12.5% and include termination clauses that do not explicitly cite federal prosecution for Controlled Substances Act (CSA) violations as a termination event, but such prosecution would likely trigger other termination events, such as the inability to operate or the loss of a state license.

As noted above, at lease commencement and on an ongoing basis the Company considers key financial metrics for each of our tenants. The Company considers the following factors in assessing collectability of each tenant's lease payments:

•Free Cash Flow: Evaluating the tenant's ability to generate cash flow from operations and the tenant’s ability to make lease payments.
•Profitability: Assessing whether the tenant is generating net income and has positive EBITDA.
•Debt Profile: Examining the amount and maturity of the tenant's debt.
•Federal Tax Liability: Considering the tenant's federal tax obligations and its ability to pay these obligations given that Section 280E prohibits businesses engaged in the trafficking of Schedule I or II controlled substances, such as cannabis, from deducting ordinary and necessary business expenses from their gross income.

In its assessment the Company also considers the impact of federal regulatory uncertainty and state regulatory challenges in the cannabis industry, including the fact that cannabis remains illegal under federal law. These environmental factors are a significant factor in the Company's assessment of collectability of lease payments given the pervasive impacts on our tenants' financial performance and ability to continue as a going concern. Some of the impacts of regulatory uncertainty include but are not limited to:

•Banking Access: The Company’s tenants have limited access to traditional banking services. Major banks generally will not accept our tenants’ deposits or offer financing, making our tenants’ business primarily cash-based, increasing the costs to operate and more susceptible to theft, requiring added security measures.
•Financing Challenges: Financing is difficult to obtain due to the limited number of banks willing to offer it, and when available, it is often expensive. Private financing options are even more costly.
•Capital Markets: Inability to be listed on a major stock exchange in the U.S. and limited bank custody for debt and equity securities, which limits our tenants access to investor capital.
•Tax Liabilities: All the Company’s tenants are subject to Section 280E of the Internal Revenue Code, which creates substantial tax liabilities beyond typical corporate taxation. Most tenants are not current on 280E tax liabilities, and many disclose uncertain tax positions in the financial statements, which is part of the going concern opinions many in the industry receive. To emphasize the magnitude of the 280E impact, we estimate rescheduling of cannabis to schedule III and the elimination of 280E could save our tenants in the aggregate close to half a billion dollars. However, their existing tax liabilities would not disappear, and the IRS could take a more aggressive collection approach for delinquent taxes, including the seizure of bank accounts and assets, potentially putting our tenants out of business.
•State Regulatory Challenges: The Company’s tenants also face state regulatory challenges due to varying regulations across different states. This inconsistency increases costs for Multi-State Operators (MSOs), as they must comply with each state's unique requirements. Additionally, prohibition against interstate commerce for the tenants' products necessitates that MSOs be vertically integrated within each state to succeed, requiring substantial capital investment and creating higher overhead, which reduces the profitability of the Company’s tenants.

The Company has recently observed the following federal enforcement actions against state-legal businesses, which contribute to the legal uncertainty of the cannabis industry and may impact our tenants’ financial performance. In 2023, the Drug Enforcement Agency (the “DEA”) issued a notice to pharmacies in Georgia, indicating that while the state was establishing a medical cannabis distribution framework through pharmacies, those pharmacies would lose their DEA-registered pharmacy licenses if they distributed cannabis products. Earlier this year, operators licensed in New Mexico had state-legal cannabis products seized by Customs and Border Protection (CBP) while transporting them within the state. The CBP, which can operate within 100 miles of the U.S. border, arrested truck drivers and confiscated state-legal products.

Additionally, as more states legalize cannabis, the Federal Bureau of Investigation (the “FBI”) and the Bureau of Alcohol, Tobacco, Firearms and Explosives (the “ATF”) have been warning gun owners in those states that they are violating federal law by consuming cannabis and owning a firearm. There have been instances where gun owners were arrested for owning a firearm while consuming cannabis, which the Company believes will have a notable effect on sales.

Furthermore, there are numerous cases pending in the Federal Circuit Court system regarding cannabis and the Department of Justice (DOJ) has been consistently defending its right to enforce the CSA on state-legal cannabis businesses. Therefore, while the Company does not foresee widespread prosecution of state-legal cannabis businesses, the Company believes that the threat of federal prosecution of state-legal cannabis businesses continues to exist.

The Company, based on its assessment of tenant financial metrics, including as impacted by federal regulatory uncertainty and the state regulatory environment, believes there is sufficient doubt regarding the collectability of our tenants’ lease payments. In accordance with the guidance set forth in ASC 842, Leases, the Company believes it is appropriate to continue recording rental income, fees, and reimbursables on a cash basis rather than a straight-line basis. This approach currently provides investors with the most accurate representation of the Company’s financial results.

The Company will continue to review the collectability of our tenants' lease payments quarterly focusing on tenant financial metrics, lease terms, and other tenant-specific credit quality factors to determine if the combined factors justify a shift away from cash basis accounting for our tenant lease payments. Given the pervasiveness and significance of the impact of federal regulatory uncertainty, and the impact of any new federal legislation, as well as the state-level regulatory environment, the Company believes it will be unlikely that we will be able to conclude that the lease payments for any of our tenants are collectible throughout the lease term absent changes in the legalization and regulation of cannabis. However, the legalization of cannabis at the federal level will not necessarily result in the Company shifting away from cash basis accounting alone, as the Company will continue to assess the collectability of lease payments for each tenant as required by ASC 842. In addition, the Company intends to enhance its disclosure in future Exchange Act periodic reports. This disclosure will more accurately reflect the Company's practice of conducting a lease-by-lease analysis at lease commencement and on an ongoing basis to assess the collectability of lease payments.

* * * * *

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if the Staff requires any supplemental information, please do not hesitate to contact me at (203) 242-4101 or lmeyer@NewLake.com.

Sincerely yours,

/s/ Lisa Meyer
Lisa Meyer
Chief Financial Officer, Treasurer and Secretary

cc:    Anthony Coniglio, NewLake Capital Partners, Inc.
    Robert K. Smith, Hunton Andrews Kurth LLP
    Kate Saltz, Hunton Andrews Kurth LLP

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